 TEMBEC

PRESS RELEASE                                                                                                                         FOR IMMEDIATE RELEASE

Tembec extends its normal course issuer bid

Temiscaming (Quebec), October 17, 2005 - Tembec Inc. has received acceptance from the Toronto Stock Exchange of a notice of intention to extend its normal course issuer bid. The filing of the notice allows Tembec to repurchase for cancellation up to 4,280,811 (approximately 5%) of its 85,616,232 Common Shares outstanding as at October 3, 2005. Purchase of the Common Shares will be made on the open market through the facilities of the Toronto Stock Exchange (the "TSX").

The Company believes that the purchase for cancellation of its shares, pursuant to the normal course issuer bid, might be from time to time advantageous to it and its shareholders.

Purchase of Common Shares could be made from time to time, at market prices, during the period starting October 19, 2005 and ending no later than October 18, 2006. During the previous 12 months, the Company purchased and cancelled 244,700 Common Shares at an average price of $7.63 per Common Share.

Tembec is a leading integrated forest products company well established in North America and France, with sales of approximately $4 billion and some 11,000 employees. Tembec's common shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its website at www.tembec.com

Information:	Michel J. Dumas Executive Vice President, Finance and Chief Financial Officer Tel.: (819) 627-4268	Pierre Brien Vice President, Communications and Public Affairs Tel.: (819) 627-4387